Exhibit 99.1

May 30, 2025	650 De Maisonneuve Blvd., 7th Floor Montreal QC, H3A 3T2 www.computershare.com

To: NASDAQ

AMENDED

Subject: COSCIENS Biopharma Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 27, 2025
Record Date for Voting (if applicable) :	May 27, 2025
Beneficial Ownership Determination Date :	May 27, 2025
Meeting Date :	June 30, 2025 - Amended
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22112H101	CA22112H1010

Sincerely,

Computershare

Agent for COSCIENS Biopharma Inc.